Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges

	Nine Months
(Thousands of Dollars)	Ended
	September 30, 2009	For the Years Ended December 31,
	(unaudited)	2008	2007	2006	2005	2004
Earnings, as defined:
Net income	$20,462	$18,330	$23,604	$15,644	$15,085	$12,373
Income tax expense	11,764	10,545	14,586	7,766	9,294	7,187
Equity in (earnings)/losses of regional nuclear
generating companies	(64)	(101)	(526)	241	(311)	(149)
Dividends received from regional equity investees	419	-	701	372	103	687
Fixed charges, as below	15,622	21,910	22,162	21,087	19,801	17,156
Less: Interest capitalized (including AFUDC)	(172)	(1,010)	(983)	(853)	(455)	(220)
Total earnings, as defined	$48,031	$49,674	$59,544	$44,257	$43,517	$37,034

Fixed charges, as defined:
Interest on long-term debt (a)	$10,531	$13,244	$11,577	$10,671	$9,535	$6,655
Interest on rate reduction bonds	3,337	5,133	5,839	6,723	7,570	8,332
Other interest (b)	632	1,256	2,430	1,507	1,041	782
Rental interest factor	950	1,267	1,333	1,333	1,200	1,167
Interest capitalized (including AFUDC)	172	1,010	983	853	455	220
Total fixed charges, as defined	$15,622	$21,910	$22,162	$21,087	$19,801	$17,156

Ratio of Earnings to Fixed Charges	3.07	2.27	2.69	2.10	2.20	2.16

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the nine months ended September 30, 2009 and for the year ended December 31, 2008, other interest includes interest related to accounting for uncertain tax positions.